UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Form 10-SB/B

              General form for registration of securities of Small
               Business Issuers Under Section 12(b) or (g) of the
                         Securities Exchange Act of 1934


                     TOUPS TECHNOLOGY LICENSING INCORPORATED
                 (Name of Small Business Issuer in its charter)

         Florida                                     59-3462501
(State or other jurisdiction of           (I.R.S. Employer Identification No.)
incorporation or organization)

             7887 Bryan Dairy Road, Suite 105, Largo, Florida 33777
               (Address of principal executive offices) (Zip Code)

Issuer's telephone number:  (813)-548-0918

Securities to be registered under Section 12(b) of the Act:

     None                                              None
Title of each class                        Name of each exchange on which
to be so registered                        each class is to be registered

           Securities to be registered under Section 12(g) of the Act:

                                Par $.001 Common
                                (Title of class)


                                      (1)

                                    CONTENTS

                                     PART I

ITEM 1 DESCRIPTION OF BUSINESS-------------------------------------------1

ITEM 2 MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN---------------------10 OF OPERATION

ITEM 3 DESCRIPTION OF PROPERTY------------------------------------------15

ITEM 4 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND--------------16 MANAGEMENT

ITEM 5 DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND---------------------16 CONTROL PERSONS

ITEM 6 EXECUTIVE COMPENSATION-------------------------------------------17

ITEM 7 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS-------------------18

ITEM 8 DESCRIPTION OF SECURITIES----------------------------------------18

                                     PART II

ITEM 1 MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S----------------19 COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

ITEM 2 LEGAL PROCEEDINGS------------------------------------------------19

ITEM 3 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS--------------------19

ITEM 4 RECENT SALES OF UNREGISTERED SECURITIES--------------------------19

ITEM 5 INDEMNIFICATION OF DIRECTORS AND OFFICERS------------------------20


                                    PART F/S

AUDITOR'S REPORT AND ACCOMPANYING FINANCIAL STATEMENTS------------------21

                                   PART III

ITEM 1     INDEX TO EXHIBITS--------------------------------------------36

SIGNATURES


                                      (2)

                        ITEM 1 - DESCRIPTION OF BUSINESS

     Toups Technology Licensing, Incorporated, was incorporated in the state of Florida on July 28, 1997 ("Toups Technology" or the "Company"). The Company was formed to facilitate the market applications of late-stage technologies primarily in the energy, environmental and natural resources market segments.

     The Company has not been the subject of any bankruptcy, receivership or similar proceeding and has not undertaken any material reclassification, merger, consolidation or sale of assets.

     The Company intends to achieve its business purpose by entering into exclusive licensing agreements which grant the Company the exclusive manufacturing and marketing rights to technologies with applications in the energy, environmental and natural resource market segments. The Company also intends to acquire operating companies within its market segments as opportunities and resources permit. At present, the Company is not engaged in any discussions relating to prospective acquisitions.

     The Company does not intend to acquire rights to technologies which are subject to short-term obsolescence such as computers or computer software or technologies in need of further research and development. Instead, the Company selects proprietary products or devices within its market segments which management perceives are not subject to rapid change and can be delivered to the marketplace within a three to six month period. To date, the Company has entered into three agreements, all of which are more fully described below.

Principal Products or Services

     Since inception during July, 1997, the Company has not earned meaningful revenues from its technologies The Company currently has three technologies under license which are in various stages of market entry. On April 29, 1998, the Company acquired AMW Metal Fabricators:

Balanced Pistons Valve ("BP Valves")

     Since inception during July, 1997, the Company has not earned meaningful revenues from the BP Valve product. The Company received a purchase order for certain BP Valves in January and specification designs from prospective end users during February. Based on these orders, the Company anticipates generating revenues commencing the second quarter, 1998.

     Recently the Company has been has been awarded a grant relating to the BP Valve technology; has completed a 1,000,000 (one-million) cycle, leakage and torque test of the prototype BP Valve; has completed design of the Company's initial product-line offering; has scheduled a marketing campaign to include advertisements in seven industry related publications and intends to conduct a 15,000 piece direct marketing program during May, 1998. (See "Recent Events")

     On November 1, 1997, the Company entered into a world wide exclusive license agreement with Robert Jaeger, who is the owner of the Balanced Piston Fluid Valve. The BP Valves design is covered under United States Patent
5,309,934 Balanced Piston Fluid Valve issued May 10, 1994 and United States Patent 5,421,358 Fluid Valve Mechanism and Valving Method issued June 6, 1995. The BP Valve invention relates to regulating the flow of fluids in piping systems and machinery through a valve closure made by fitting together old and well known elements to form a new result. The ease of closure achieved through the BP Valve invention translates into higher speed - smaller automated valve assembly size - lighter weight - longer life - reduced system costs reduced system complexity - ease of computer control and monitoring. The Company has retained Robert Jaeger, two, full-time selling engineers and one full-time design engineer to assist in the manufacturing and marketing BP Valves. The Company intends to outsource the manufacture and assembly of valves on a per order basis. The Company intends to conduct all design and other technical drawings relating to its BP Valves at its facilities in the Pinellas Science Technology and Research Center located at 7887 Bryan Dairy Road, Largo, Florida.

     The Company's license agreement relating to the BP Valve technology specifies (i) the duration of the agreement is for the life of the patent: (ii) each license agreement will be for an initial period of one-year whereafter it can be renewed for three-year periods at the Company's discretion; (iii) the subject of the license will be all present technologies and all future improvements and developments. The license agreement obligates the Company to pay an annual 6% royalty fee. (See "Patents and Royalty Agreements and acquisition agreement" and "Note 4 to Financial Statements.")

                                      (3)

AquaFuel(TM)

     Since inception during July, 1997, the Company has not earned revenues from the AquaFuel(TM) technology. On May 16, 1998, the Company caused for the publication of Technical Report of Toups Technology Licensing Number TTL-98-005 (the "AquaFuel(TM) Certification) relating to 1) the results of the research on the new, nonfossil, combustible gas called AquaFuel(TM) conducted by a group of scientists during the past months; 2) the reports on various measurements conducted by independent laboratories which have been inspected and appraised both, personally, by the underwriter as well as collegially by the research group; 3) the numerous tests conducted in recent months at TTL plant; 4) competition and cost analysis as available at this writing; and 5) expected future possibilities currently under test. The Company anticipates marketing products and services derived from the AquaFuel(TM) technology commencing during the third quarter, 1997. (See "Recent Events")

     On November 3, 1997, the Company executed a world wide exclusive license agreement with William Richardson, the owner of AquaFuel(TM). The AquaFuel(TM) technology is covered under United States Patent Number 5,435,274 titled Electric Power Generation Without Harmful Emissions dated July 25, 1995 and United States Patent Number 5,692,459 titled Pollution-Free Vehicle Operation dated December 2, 1997. AquaFuel(TM) is a non-fossil, combustible gas which is produced by an electric discharge of carbon arcs within distilled, fresh, salt or other types of water, thus being essentially composed of Hydrogen, Oxygen, Carbon and their compounds. Among the conclusions reached in the AquaFuel(TM) certification are (a) "The tests and measurements reported in this presentation establish that AquaFuel(TM) is superior to Hydrogen in cost, energy content, simplicity and rapidity of production anywhere desired in small or large volumes; (b) The AquaFuel(TM) product, service and process are near commercial applications, as in the case of AquaFuel(TM) as combustible gas, recycling of sewage or organic waste, environmental clean-ups, and others, and; (c) The ability to serve Government, Military, Space Industry as well as private markets, including households, on a world-wide basis has been also established."

     The Company completed the construction of several AquaFuel(TM) prototype units during the past three months primarily for scientific testing and verification. A number of AquaFuel(TM) prototype units were also constructed in Europe for the same purpose. The Company is now engaged in the design and construction of an AquaFuel(TM) commercial apparatus.

     The Company's license agreement relating to the AquaFuel(TM) technology specifies (i) the duration of the agreement is for the life of the patent: (ii) each license agreement will be for an initial period of one-year whereafter it can be renewed for three-year periods at the Company's discretion; (iii) the subject of the license will be all present technologies and all future improvements and developments. The license agreement obligates the Company to pay a royalty fee of 6% of annual revenues related to the sale of AquaFuel(TM) and related products or services. The Company is also required to make a one-time advance payment of $60,000 in four quarterly installments of $15,000 each quarter. Advance royalty fees shall be applied toward 1/2 the first twelve months royalty fees. The advance royalty fee will be retained by the recipient regardless of the performance of AquaFuel(TM) in the marketplace. (See "Patents and Royalty Agreements and acquisition agreement" and "Note 4 to Financial Statements.")

Balanced Oil Recover System Lift ("BORS Lift").

     Since inception during July, 1997, the Company has not earned any meaningful revenues from the BORS Lift technology. The Company has thus far received deposits against purchase orders for 27 BORS Lifts at the purchase price of $7,500 each. The Company anticipates deriving revenues from the sale of pumps beginning the second quarter, 1998. The Company is manufacturing the BORS Lift at its facilities in Largo, Florida. Recently, the Company manufactured and shipped three BORS Lifts on a field-trial basis to two sites in Texas. (See "Recent Events.")

     On January 15, 1998, the Company executed an exclusive Manufacturing License Agreement with Gerold Allen for the rights to manufacture the BORS Lift. The BORS Lift is not covered under any patent or similar device. The BORS Lift Pump is designed to replace traditional oil patch pump jacks. The BORS Lift is a device developed in response to the current high cost/low production of stripper wells (oil wells that produce 10 barrels or less per day) which contributed to a flat-lining of the annual domestic oil production. The unit is comprised of hardware that is both positioned above ground and downhole as well as a programmable logic controller. The Company has retained inventor Gerold Allen and is currently manufacturing BORS Lifts at its headquarters facility. The Company currently has the capacity to manufacture 25 BORS Lift pumps per month at its headquarters facilities in the Pinellas Science Technology and Research Center.

                                      (4)

     The Company's BORS Lift Agreement specifies: (i) the Company is to pay a 6% royalty fee to the Licensor of the net sales price received from the sale of BORS Lifts; (ii) requires the Company to remit an advance first year royalty payment of $80,000 in increments of $20,000 each with the first due upon execution and the remainder due in equal amounts every three months thereafter. However, the BORS Lift Agreement acknowledge the Company will not be required to remit the remaining $60,000 advance royalty payments if the payment of the first three BORS Lifts is not received. The BORS Lift Agreement further requires the Company to have the capability to manufacture a minimum of 100 pumps in the first year and not less than three hundred pumps each year thereafter. The BORS Lift Agreement remains in effect until December 31, 2002. (See "Patents and Royalty Agreements and acquisition agreement" and "Note 4 to Financial Statements.")

Advanced Microwelding, Inc., ("AMW")

     On April 29, 1998, the Company acquired AMW in exchange for 500,000 shares of the Company's restricted Common stock. The Company anticipates relocating AMW into its headquarters facility in the STAR Center during June, 1998. (See "Patents and Royalty Agreements and acquisition agreement" and Auditor's Report relating to A.M.W. Microwelding, Inc.)

     AMW was formed in 1992 and has since operated in Largo, Florida as a metal fabrication shop specializing in micro-welding. Together with the owners, AMW employs a total of seven persons, six of which are shop employees. To date, the owner has served the dual role of sales and marketing as well as performing micro-welding and design services. The Company's proposed product lines resulting from the BP Valve, AquaFuel(TM) and BORS Lift technologies all require various degrees of metal fabrication and precision cutting/welding.

     The Company acquired AMW to make available a greater degree of control over scheduling and to reduce the cost of metal fabrication. The Company further anticipates that by combining the equipment owned by AMW with the equipment available to the Company at the STAR Center, the micro-welding component of AMW's service line can potentially be expanded.

Product background

     As it relates to BP Valves, the initial thrust of standard line prototype development is targeting three broad spectrum core valve group design concepts. Each of the three concepts consists of a basic valve structure with a different application target focus. Initial valve flow capacity of 1/2" nominal porting has been selected based on the ability to market products across the broadest industrial valve application range encompassing both fluid power and fluid process control. Each basic structure is a nucleus whereupon application specific attachments are added to fulfill a variety of particular customer needs.

     The basic structure will often be modified to accommodate various pipeline and system installation requirements. Attachments will include actuators for manual, electric, and fluid powered driving of the core components. These actuators will range from simple hand operated knobs and levers to highly engineered electromechanical motors and solenoids as well as pneumatic and hydraulic prime movers. Other attachments include feedback devices monitoring valve position for computer and automatic control. The Company's initial BP Valve product line consists of:

1 2-way unidirectional basic valve structure starting with a simple on/off mode of flow control. The above mentioned actuator sub-assemblies will be developed for attachment installation along with feedback options. The Company has manufactured 24 prototype models which are being used for sales demonstration and testing.

2    3-way   multidirectional   flow  structure   valve  will  provide   various
     capabilities such as flow stream diverting, mixing, and directional control.

3 regulator/pilot type valve will provide automatic control and performance enhanced actuation drive options.

     Each one of these valve groups represent product lines with the capability of being both scaled up or scaled down to meet standard customer market system flow capacities and performance needs. Basic models and spare parts can be pre-manufactured to maintain a stock valve and parts inventory available for rapid customer order turnaround time delivery.

As it relates to the AquaFuel(TM) Technology, the Company has identified three prospective applications. The first relates to a product in the form of a gas created through the AquaFuel(TM) process and the second application relates to utilizing the AquaFuel(TM) apparatus for certain water reclamation and organic waste disposal activities. Finally, the AquaFuel(TM) Certification indicates a third potential use as a means of water separation, production of new chemicals and production of gases.

                                      (5)

     The AquaFuel(TM) Technology makes use of a new carbon electrode arc technology used underwater to produce a new clean-burning, low-cost alternative synthetic gas or syngas called AquaFuel(TM). To make AquaFuel(TM), an ac or dc electric arc tunnels through water between the tips of carbon electrodes. The 5,000 to 7,000 degrees Fahrenheit heat from the arc dissociates nearby water molecules into hydrogen and oxygen atoms. Carbon atoms break loose from the electrodes and form bonds in this high energy plasma soup. The resulting hydrogen/carbon/oxygen molecules cool and bubble up to the surface in the surrounding water.

     This renewable, inexhaustible, lighter-than-air syngas can be produced and used in place of costly, non-renewable, pollution generating fossil fuels. AquaFuel(TM) can be produced practically anywhere, in large or small production facilities. The process works with any type of water including salt, tap, river or even distilled water and with no electrolyte or any other additives required. The AquaFuel(TM) apparatus can also serve as a means to reclaim polluted waterways or for use in the disposal of organic (farm-animal) waste.

     On May 16, 1998, the Company published Technical Report of Toups Technology Licensing Number TTL-98-005 First Certification of AquaFuel(TM) Based on Measurements Available on May 16, 1998 (the "AquaFuel(TM) Certification"). The AquaFuel(TM) Certification is summarized in the section marked Recent Events. (See "Recent Events")

As it relates to the BORS Lift Technology The BORS Lift unit uses an oil recovery tube that is attached to material similar to that used as seat belts inmost cars. The material guides the material down into the well and into the oil column that is contained within the production casing of the well. As the material dip into the oil column, the BORS Lift units stops, then reverses direction to come back "up-hole." The BORS Lift unit is stationed approximately 20 feet from the well bore hole. PVC piping is reversibly inclined such that the metal sweep is higher than the entrance into the BORS Lift unit.

     An oil transfer pump located inside the small holding tank then transfers the oil to a nearby collection tank. After a 2 to 3 minutes drain time, the machine then reverses direction to send the material down the hole again into the oil column without going into the water column which is situated below the oil column. The result is minimal to no water lifted and no saltwater disposal systems typically used with such wells are required. The BORS Lift operates on a 3/4 horse power electrical motor that drives the unit and programmable logic controller which combined utilizes less than $15 of electric power per month per pump.

     The BORS Lift unit employs a Programmable Logic Controller to self correct operational problems that the pure mechanical lifting device encounters in specific field applications. The Programmable Logic Controller is literally the brains of the BORS Lift unit.

Principal Markets

     As it relates to the BP Valves design, the Company envisions that the use of valves is not limited to a particular market segment. The Company operates on the premise US demand for industrial valves will advance based on heightened capital spending and rising production levels in key end-uses (i.e., chemicals and other process industries). Gains will result from an increasing emphasis on modernization and automation of production processes, both to remain globally competitive and to reduce product costs through improved operating efficiencies. The introduction of more advanced, energy efficient and generally better performing valves will further spur gains, as utilities and other end-users seek components which streamline operations and require less maintenance. This drive to modernize will also support dollar gains, as end-users become increasingly willing to purchase more capital-intensive valve products, aware that in the long-run these larger up-front outlays will reduce operating costs.

     As  it   relates  to  the   AquaFuel(TM)   technology,   the   AquaFuel(TM)
Certification indicates the following prospective market opportunities: (See "Recent Events")

USE AS FUEL:

     1. Motor fuel because of the remarkable reduction of pollutants in the exhaust, high energy content, better safety, and other aspects indicated earlier;

     2.    Heating fuel for homes and industries, for the same reasons;

     3. Cooking fuel, because it is clearly preferable over methane and other gases;

     4. Industrial fuel for a variety of uses, such as for furnaces in the steelindustry and others;

     5. Emergency fuel, for instance, for the continuation of service in a broken line of natural gas; and others.

                                      (6)

USE FOR SERVICE:

     1.  Recycling of liquid waste such as sewage;

     2.  Recycling of solid waste such as rubber tires;

     3.  Environmental clean-ups;

     4.  Production of electricity for various industrial and consumer uses;

     5.  Desalination; and other uses.

USE FOR PROCESSING:

     1.  Separation of water;

     2.  Production of new chemicals;

     3. Production of gases, e.g., Hydrogen; and other possibilities are currently under study.

     As it relates to the BORS Lift device, the Company acts as the exclusive manufacturer for a specific type of oil-well pump. The Company envisions it will initially market the BORS Lift primarily to small, privately-owned oil companies. The Company operates on the premise that in 1992, when the majors produced a per company average of 345,000 barrels per day and the mid-level publicly-traded oil and gas companies produced an average of 10,000 barrels per day, the remaining oil and gas companies produced an average of only 300 barrels per day.

     These small private producers are quite numerous, accounting for about 7,400 of the nearly 8,000 companies reporting oil and/or natural gas production in the United States in 1992. In the same year, 427 publicly traded corporations disclosed that Standard Industrial Code (SIC) 1311 (oil and gas extraction) was one of the industries in which they operate, of which 327 stated that SIC 1311 was their primary industry.

Distribution methods

As it relates to BP Valves, the Company is currently marketing sub-license agreements with valve manufacturing entities which sub-license agreements would allow the licensee to develop the BP Valve technology into a specific application which, at this time, cannot be known. In addition, the Company intends to develop a core group of design concepts which can be marketed directly to valve end-users. The Company has retained two, full time selling agents that dedicate 100% of their time and expertise in executing TTL's direct valve marketing program.

As it relates to AquaFuel(TM), the Company intends to enter arrangements such as sub-license, joint-ventures and/or strategic alliances relating to the technology on an application/geographic basis and to market the resultant fuel directly to the consumer. The Company's Vice President, Sales and Marketing dedicates a portion of his time to investigating various AquaFuel(TM) revenue opportunities. As the Company completes third-party documentation relating to the AquaFuel(TM) process and resultant gas, Toups Technology may increase its inhouse selling program or may outsource marketing responsibilities to firms which are currently engaged in the business of developing sub-license, joint-venture or strategic alliances.

As it relates to the BORS Lift, the Company has been engaged strictly as the hardware manufacturer relating to the mechanical portions of the pump and to conduct final assembly and delivery. Marketing of the BORS Lift is the responsibility of Lift Pump, L.L.C.,, an Oklahoma Limited Liability Company formed by the pump inventor Gerold Allen. The Company is a 20% owner of Lift Pump, L.L.C..

Competitive business conditions

     As it relates to BP Valves, approximately 250 companies participate in the US valves industry, although aggressive acquisition activity has reduced the base of producers and suppliers to some extent. The two largest producers -- Watts Industries and Emerson Electric -- together supply about ten percent of the market. The other top manufacturers, each with less than 2.5 percent of the market, are Crane, Neles-Jamesbury (UPM-Kymmene), Tyco, Duriron and Keystone International.

     The US industrial valve industry is very price competitive and relatively mature. Although the variety of products spans from fire hydrants (which have experienced very few innovations in recent decades) to smart valves, which utilize microchip technology to integrate with other plant systems and provide diagnostic and maintenance feedback, valves nevertheless remain a commodity-like product. Thus, to gain market share, competitors must offer favorable pricing, full service packages and a consistent array of new and better performing valves (well over a hundred new valve products were introduced in 1995 alone). However, product differentiation is difficult to achieve in such an environment. Many producers therefore target individual markets, specialty niches and product segments, although large producers generally offer a full valve line.

                                      (7)

     The US industrial valve industry is comprised of a variety of manufacturers typically engaged in specialize not only in the design and production of valves, but also entire fluid control systems and automation systems. Contrastingly, many of the smaller companies involved in the industry produce only a limited line of valves as their primary business activity. Hansen, for instance, manufactures valves for refrigeration applications. In addition, some very large firms engaged in diverse activities target particularly lucrative niches (such as Honeywell, via its Skinner subsidiary).

     At present, the top five manufacturers within the valve industry are comprised of:(derived from Freedonia Market Research Group, October 1993)

                               Company Market Share

                           Emerson Electric                   3.8
                           KSB                                2.9
                           Kitz                               2.4
                           BTR                                2.4
                           Keystone International             1.9

As it relates to the AquaFuel(TM) technology, the Company has recently published the AquaFuel(TM) Certification which identifies a number of prospective marketing opportunities for the AquaFuel(TM) technology including use as a fuel to replace natural gas and gasoline; use for service relating to the recycling of liquid and solid waste, and; for processing such as the separation of water, production of new chemicals and production of gases, e.g., Hydrogen. However, due to the early-stage nature of the AquaFuel(TM) technology, no meaningful marketing information can be given.

     However, the Company estimates that the AquaFuel(TM) Technology, in the gas service and process market segments, will be in competition with long-established providers that have substantially greater marketing and financial resources and as such, may preclude any significant deployment of the AquaFuel(TM) Technology.

As it relates to the BORS Lift Technology, Management is of the view that the a significant number of domestic oil wells fit the definition of a "stripper" well and are prime candidates for the net efficiency increase afforded through an BORS Lift.

     The U. S. Department of Energy in the annual Energy Review reports that despite the fact there are large numbers of oil wells drilled each year, the total number of producing wells (oil & gas) does not increase because of the large number of marginally profitable wells that cease production based on economic factors.

     Three main factors contribute to the number of marginal wells which are abandoned each year: The production of large amounts of water in conjunction with production of small amounts of oil; cost to provide power to operate each well exceeds the revenues produced and/or; the daily flow of oil decreases to the point that continued operation is no longer economically feasible. The Company believes the BORS Lift device can enhance marginal wells to the point of profitability and therefore extend the life of fields which would otherwise cease operation.

Patents and royalty agreements and acquisition agreement

     The Company has entered two agreements relating to four U. S. patents and a manufacturing agreement. All three agreements are summarized below and each requires advance and on-going royalty payments. On April 29, 1998, the Company acquired AMW in exchange for restricted Common shares.

Relating to BP Valves, on the 3rd of November, 1997, the Company executed a exclusive agreement to design, manufacture and sell or otherwise commercialize technologies based on U. S. Patent 5,309,934 Balanced Piston Fluid Valve and U.
S. Patent 5,421,358 Fluid Valve Mechanism and Valving Method (collectively "BP Valves"). BP Valves agreement contains customary elements relating to agreements of this nature and will, at a minimum, provide that (i) the duration of the agreement is for the life of the patent: (ii) each license agreement will be for an initial period of one-year whereafter it can be renewed for three-year periods at the Company's discretion; (iii) the subject of the license will be all present technologies and all future improvements and developments. The license agreement obligates the Company to pay an annual 6% royalty fee. The Company is also required to make a one-time advance payment of $36,000 upon execution of the license agreement which is to be applied toward 1/2 the first twelve months royalty fees. The advance royalty fee will be retained by the recipient regardless of the performance of BP Valves in the marketplace. One of the Company's Directors is the beneficial owner of approximately 30% of patents relating to BP Valves.

                                      (8)

Relating to AquaFuel(TM), on the 3rd of November, 1997, the Company executed an exclusive agreement to design, manufacture and sell or otherwise commercialize the water-derived fuel technology based on United States Patent 5,435,274 Electric Power Generation Without Harmful Emissions and United States Patent 5,692,459 Pollution Free Vehicle Operation. The AquaFuel(TM) Agreement contains customary elements relating to agreements of this nature and, at a minimum, provides that (i) the duration of the agreement is for the life of the patent:
(ii) each license agreement will be for an initial period of one-year whereafter it can be renewed for three-year periods at the Company's discretion; (iii) the subject of the license will be all present technologies and all future improvements and developments. The license agreement obligates the Company to pay a royalty fee of 6% of annual revenues related to the sale of AquaFuel(TM) and related products or services. The Company is also required to make a one-time advance payment of $60,000 in four quarterly installments of $15,000 each quarter. Advance royalty fees shall be applied toward 1/2 the first twelve months royalty fees. The advance royalty fee will be retained by the recipient regardless of the performance of AquaFuel(TM) in the marketplace. The License Agreement allows the principals of the AquaFuel(TM) patent 90 days from the date of execution to conclude agreements with the nations of Australia, Austria, Britain, France, Japan, Mexico and Taiwan. If the principals of the AquaFuel(TM) patent are unable to conclude such negotiations within 90 days, then the Company is entitled to a 50% portion of any agreements negotiated after that date. One of the Company's Directors is the beneficial owner of approximately 30% of patents relating to AquaFuel(TM).

Relating to BORS Lift, the Company executed a five-year Manufacturing License Agreement effective January 1, 1998, by and between Gerold Allen ("Licensor") and Toups Technology Licensing, Inc., ("Licensee") (the "BORS Lift Agreement"). The BORS Lift Agreement requires the Licensee to pay a 6% royalty fee to the Licensor of the net sales price received from the sale of BORS Lifts. The BORS Lift Agreement requires the Company to remit an advance first year royalty payment of $80,000 in increments of $20,000 each with the first due upon execution and the remainder due in equal amounts every three months thereafter. However, the BORS Lift Agreement acknowledge the Company will not be required to remit the remaining $60,000 advance royalty payments if the payment of the first three BORS Lifts is not received. The BORS Lift Agreement further requires the Company to manufacture a minimum of 100 pumps in the first year and not less than three hundred pumps each year thereafter. The BORS Lift Agreement remains in effect until December 31, 2002.

     On April 29, 1998, the Company executed a Sale of Corporations Assets in Exchange For Stock of Purchasing Corporation Agreement (the "Acquisition Agreement) with A. M. W. Metal Fabricators, Corporation, a Florida corporation ("AMW"). Under the terms of the Acquisition Agreement, the Company acquires all of AMW's assets, business and good will in exchange solely for 500,000 (five-hundred thousand) shares of the Company's restricted common stock or 50 shares of the Company's common stock in exchange for one share of AMW. Amendment A to the Acquisition Agreement obligates the Company to provide facilities within the STAR Center for the relocation of AMW no later than June 30, 1998. Continuing obligations of the Acquisition Agreement obligate the Company to assume or negotiate for the Company's common stock a loan in the amount of $54,450. The Amendment to the Acquisition Agreement further obligates the Company to compensate AMW owner Tim Rice at the rate of $60,000 annually with salary increases at the rate of $5,000 annually commensurate with an increase of $50,000 annual revenue which exceed expectations. Base salary for Tim Rice however shall not exceed $150,000 under this incentive program and within 60 days of the Acquisition Agreement, the Company shall enter an employment agreement with Tim Rice for a period of at least five years.

     The Company currently has 19 full-time employees and one employ who provides 50% of his time in matters relating to the AquaFuel(TM) process. None of the Company's employees are covered by collective bargaining agreements. Messrs. Jaeger, Richardson and Allen have agreements relating to their services regarding BP Valves, AquaFuel(TM) and BORS Lift technologies, respectively. The Company's employees are classified as:

                                    Executive              4
                                    Sales                  3
                                    Engineering            4
                                    Other                  8
                                                           -

                                    Total Employees        19

                                      (9)

ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The Company was organized during July, 1997, became operational on November, 1, 1997 and has no earnings to date. The Company's initial success is predicated on successfully marketing applications of the AquaFuel(TM), BP Valves and the BORS Lift technologies. To date the Company has funded its operations through the private sale of its securities. To date, the Company has received deposits against orders for 27 BORS Lifts at the purchase price of $7,500. The Company has now shipped three BORS Lift devices and completed field trials and will thereafter formulate a delivery schedule for the first 27 BORS Lifts. To date, the Company has received orders and/or specification sheets for its BP Valves which management estimates will result in revenues during the second quarter, 1998. The Company does not anticipate marketing its AquaFuel(TM) technologies until commencing with the third quarter, 1998. On April 29, 1998, the Company acquired AMW, a seven-year old metal fabrication and micro-welding company. The Company believes its cash reserves together with net-income from operations are sufficient to satisfy the Company's cash requirements for at least the next twelve months. However, the Company may need to raise cash through loans or the additional sale of its securities to fully maximize any one or all of the Company's technologies. Failure to successfully raise additional cash may therefore preclude the Company from taking full advantage of its various technologies.

     The technologies licensed by the Company to date have been developed during the past 3 - 5 years. The Company's strategy envisions acquiring a license for the technology thereby avoiding the research and application development expenses. The Company has decide to proceed in this manner because it believes the expenses of developing new technologies can result in significant losses which must be recouped prior to achieving a profitable operation. At the point in time when the Company acquires a particular license, the underlying technology the Company anticipates that it will be ready for entrance into the market place and not in the development or start-up state. This strategy is designed to enable the Company to achieve revenues for its licensed technologies within approximately six months of obtaining the license.

     With the acquisition of AMW, the completion of prototype testing relating to the BP Valve and BORS Lift and with the completion of phase one AquaFuel(TM) scientific documentation, the Company does not anticipate any significant capital expenditures during the next twelve months. The Company may incur an estimated $30,000 in research and development costs relating to on-going scientific investigation of the AquaFuel(TM) technology.

     An example of the Company's plan of operation is reflected in the BORS Lift. With the BORS Lift, the Company executed its manufacturing agreement on January 15, 1998 and as of February 20, 1998, has received orders totaling more than $200,000 in gross sales. Another example of the Company's plan of operation is reflected in the BP Valve. With the BP Valve, the Company executed its agreement on the 3rd of November, 1997 and received its first purchase order on the first of January, 1998.

     The Company has not relied on anything other than the opinion of management in developing the business plan for AquaFuel(TM), BORS Lift and BP Valves. The Company is therefore subject to all the risks inherent in any start-up venture, many of which are beyond the control of management. Among the factors which could adversely effect the Company's on-going operations include lack of market acceptance for the applications developed from the Company's licensed technologies; inability to manufacture products developed from the Company's licensed technologies or, if accepted and produced, an inability of the Company to profitably sell such products or services in light of existing marketplace competitors most of which have substantially greater financial resources and historical operating performance.

    On January 15, 1998, the Company engaged the Institute for Basic Research ("IBR") through its President Dr. Ruggero Maria Santilli, to conduct theoretical evaluations in the form of a series of technical reports relating to the AquaFuel(TM) technology. The Company has caused for the first five Technical Papers of which the AquaFuel(TM) Certification is paper numbered 005. A summary of the AquaFuel(TM) Certification is included in the section marked "Recent Developments." (See "Recent Development")

     The Company occupies approximately 5,000 square-feet within the 96-acre Pinellas Science Technology and Research Center ("STAR Center") in Largo, Florida. Formerly used by Lockheed Martin Specialty Components, Inc. ("Lockheed Specialty Components") as a provider of nuclear triggers for the Department of Energy ("DOE"), the STAR Center has been converted into a technology incubator for engineering firms and specialty manufacturers.

     When the Department of Energy no longer had use for the facility, an extraordinary amount of high technology manufacturing equipment became available for STAR Center tenets at the rate of $1.00 per year. Under this program, the Company has already acquired an estimated $1,700,000 in various computer, manufacturing and high-technology equipment at a cost of $1.00 per year. The Company does not envision therefore a need to make any significant purchase of equipment in the course of establishing and operating its manufacturing capabilities.

                                      (10)

Recent Developments

As it relates to BP Valves. On May 8, 1998 the Company was notified it had been awarded a grant relating to the BP Valve technology; has completed a 1,000,000 (one-million) cycle, leakage and torque test of the prototype BP Valve; has completed design of the Company's initial product-line offering; has scheduled a marketing campaign to include advertisements in seven industry related publications and intends to conduct a 15,000 piece direct marketing program during May, 1998.

     The Grant. The following was extracted from The Technology Deployment Center Proposal Submission Packet:

     "The Technology Deployment Center (TDC) is a joint program developed by Lockheed Martin Specialty Components and the University of South Florida at the United States Department of Energy (DOE) Pinellas Plant in Largo, Florida. The TDC is funded by means of the Department of Defense (DOD) appropriation and DOE economic development funds.

     In general,  proposals are evaluated on the following four priority  areas:
(1) Significant technology push, (2) existence of a working laboratory model ready for prototyping; (3) strong market pull, and; (4) high degree of Lockheed-Martin/Pinellas Plant interest and involvement. Recommendation for funding will be made by the review committees to the TDC Technical Advisory Committee. The Advisory Committee will ensure that the required technical resources are available. DOE/DOD oversite managers will make final funding decisions".

     On December 16, 1997, the Company was invited to submit a proposal to the TDC for a grant relating to the Balanced Pistons Valve technology. The Company appeared at Committee meetings in January and March. The Company further provided results from its proto-type testing (see below). The TDC Executive Committee made a personal appearance at the Company's facilities on April 24, 1998. On May 8, 1998, the Company received notification that the Balanced Pistons Valve technology had been awarded a grant in the amount of $50,000. The TDC administered grants are typically awarded in anticipation of a 3:1 repayment with payment scheduled to begin in approximately three years from date of award.

     The test. The Company completed tests relating to the torque, seat leakage and life-cycle of the BP Valve design. The engineering test study conducted by the Company at its headquarters facilities relate to four (4) 1/2" port prototype Balanced Pistons Valves.

     Torque Test

     Parameters. Torque in rotational motion corresponds to force in linear motion. It is the product of the force tending to rotate an object, multiplied by the perpendicular radius arm through which the force acts. The net torque on an object is proportional to the resulting change in angular momentum. Torque is a vector directed along the rotational axis.

     Results. At 100 pounds per square inch gauge (psig), the torque or force to mobilize a BP valve was 95 inch-ounces. Typically, torque is measured in "foot pounds". This standard measurement means that a certain amount of "foot-pounds" are necessary in order to cause a conventional valve to turn (open and close). In the case of the BP Valve, the torque was so minor that standard measurements had to be reduced from foot-pounds to inch-ounces.

     Seat leakage

     Parameters. The seat leakage portion of the engineering tests seeks to determine the amount of leakage which occurs when the valve is fully closed. Seat leakage tests were performed in 10psig increments beginning from 0psig to 100 psig. Further, there were two types of o-rings used in the course of the test: two of the four valves used a standard buna-n o-ring. The second two valves used o-rings that were silicone encapsulated in Teflon. It should be noted that the silicone/Teflon o-ring valves were supplied dry filtered air. The buna-n o-rings valves were supplied filtered air with oil via an airline lubricator.

     Results. The two valves outfitted with the standard buna-n 0-ring did not experience any leakage up to 100 psig. This translates to a Class 6 leakage rating according to ANSI/FCI 70-2. The two valves which had silicone/Teflon o-rings experienced slight leakage which is a Class 4 leakage per ANSO/FCI 70-2.

     Life cycles

     Parameters. The life (number of cycles) of a valve can vary greatly due to operating conditions, cycle rate and type of fluid being controlled. The company began with four valves. Two with buna-n o-rings and a lubricated air supply and two with silicone/Teflon o-rings and dry filtered air supply as described above. A 12 rpm motor would drive all four valves simultaneously. The line pressure was 90 psig and our initial objective was to achieve up to 1,000,000 cycles.

     Results. At the 1,000,000 cycle mark, the test was halted and the valves inspected. The lubricated line valves both appeared to be operating properly and showing no signs of leakage. Testing each valve for torque and leakage at 10psig increments, we found the valves remained at zero leakage throughout the pressure range the highest torque increase was approximately 40%. However, significant leakage was noticed in the two silicone/Teflon dry filtered air valves.

                                      (11)

     The Company has completed the designs and is actively marketing 2-way and 3-way valve designs compatible to 1/2", 3/4" 1", 1-1/2" and 2" pipeline valve sizes. The Company's design incorporates stainless steel body and trim and electric rotary actuator. This line of valves is recommended for clean liquids and gases up to 500 psig and 300(degree)F.

     The Company has scheduled a 1/2 page two-color advertisement to run in seven industry related publications between May and December, 1998 including Hydrocarbon Process, Processing, Chemical Engineering, Flow Control, Valve, Intech and Mechanical Engineering. Further, the Company intends to execute a 15,000 piece direct mail program during May, 1998.

As it relates to the BORS Lift: To date the Company has received a deposit against an order for 27 BORS Lifts. The Company has also manufactured and shipped three BORS Lifts on a field-trial basis to two sites in Texas. For the oil-field operator, payment of the pumps was contingent upon successful performance against pre-set benchmarks. For the Company, the field-test would aid in identifying any final design adjustments prior to manufacturing the BORS lift in any significant quantities. Further, lacking any meaningful field operations of the BORS Lift concept, the Company envisioned that data collected from the field-test was essential in demonstrating the attributes of the BORS Lift device.

     At test site one, two of the three pumps have undergone approximately 200 hours of intermittent field operation during the course of a four week period. Test site two is located in a field approximately 70 miles from test site one. The field testing has been conducted by the inventor Gerold Allen and the distance between the two test sites made simultaneous testing impractical.

     The depth of the two wells at test site one is approximately 2,000 feet. Historically, well number 1 produces on average one barrel of oil per day at a cost of electricity of $3.50 per barrel. Historically, well number 2 produces on average 3/4 of a barrel of oil per day and also operates at an electricity cost of $3.50 per barrel. In addition to the oil, historically, each well produces on average 5 barrels of water per day. The water must be removed through a separation process and disposed prior to sale of the oil.

     After 200 hours of intermittent operation monitored by the inventor and the field owner, well number one was producing on average six barrels of oil per day and well number two was producing on average four barrels of oil per day. Total electricity used was 8 kilowatts or a total cost of $0.56 which computes to an average of $0.035 per barrel. Further, BORS Lift was able to extract the oil with an insignificant quantity of water thereby eliminating a need for the process of separation.

     A number of design enhancements and manufacturing improvements were identified which, when incorporated, are anticipated to lower the cost and improve efficiencies of manufacturing each BORS Lift as well as improve long range durability. As an example, each BORS Lift was designed with a large metal wheel around which the oil collection material was fed into the well. The wheel required a laser cut to prevent warping and painting to avoid rust and corrosion. By switching the metal wheel to one made of hard plastic, the Company is able to lower the cost of materials and eliminate the need to paint or special-cut the wheel. In operation, the hard plastic wheel is not susceptible to warping. It was also noted that the electric motor mounted into each BORS Lift should be repositioned by approximately 36 inches and that a cooling mechanism was required to keep the computer control device form overheating.

     The Company is completing the manufacturing specifications and drawings which incorporate the final changes identified in the field-test. Thereafter, the Company is scheduled to manufacture a single BORS lift which incorporates all field-test design modification and allows for a practical dry-run of the final manufacturing process. The company anticipates it will manufacture and install the final BORS Lift at test site one in Texas during early June, 1998.

     The Company has the capacity to manufacture up to 25 BORS Lift devices per month at its headquarters facility. In the event that demand for the BORS Lifts exceeds current in-house capacity, the final engineering drawings will enable the Company to out-source manufacturing on a fixed-cost basis.

     As it relates to AquaFuel(TM) on May 16, 1998, the Company published Technical Report of Toups Technology Licensing Number TTL-98-005 First Certification of AquaFuel(TM) Based on Measurements Available on May 16, 1998 (the "AquaFuel(TM) Certification"). The AquaFuel(TM) Certification was prepared on behalf of the Company by Dr. Ruggero Santilli, President, the Institute for Basic Research ("IBR") (the "underwriter" of the AquaFuel(TM) Certification). The IBR is comprised of approximately 100 scholars plus 30 members with dual affiliations to universities and research institutions throughout the world. Each IBR member is selected based on an expertise in the fields of contemporary mathematics, physics, biology and other, related fields. The IBR is headquartered at the Castle Prince Pignatelli, in Molise, Italy and has editorial offices in Palm Harbor, Florida. The IBR is the publisher of Algebras, Groups and Geometries (15 years of publication), Hadronic Journal (20 years of publication) and Hadronic Journal supplement (12 years of regular publication).

                                      (12)

     Dr. Ruggero Maria Santilli has been engaged by the Company as Theoretician charged with organizing the Company's scientific documentation of the AquaFuel(TM) technology. Dr. Santilli is the current President and Professor of Theoretical Physics for the IBR and is the author of over 150 research papers, 12 advanced monographs and editor of 30 volumes of conference proceedings and collected works.

     Dr. Santilli has held faculty or visiting positions at the University of Miami, Boston University, M.I.T., Harvard University Departments of Physics and Mathematics, J.I.N.R., Dubna Russia, Ukraine, Romanian and Estonian Academies of Sciences. Dr. Santilli received a Ph.D. in Theoretical Physics at the University of Turin, Italy in 1966 and is the recipient of two Gold Medals for scientific merits.

     The text portion of the AquaFuel(TM) Certification is included in this transmission. The text portion does not included the attachments and exhibits to the AquaFuel(TM) Certification. The Company was unable to include the attachments and exhibits to the AquaFuel(TM) Certification in the electronic filing due to the length, complexity and expense. A complete AquaFuel(TM) Certification has been submitted manually pursuant to Regulation SB, Rule 202. A complete copy of the AquaFuel(TM) Certification is available from the Company upon request at no charge.

     Since inception, the Company has not derived any revenues from its AquaFuel technologies.

     The following summarizes the AquaFuel(TM) Certification. All items within quotation marks (" ") are extracted from the report. Items without quotation marks are either the opinion of management or were derived from other indicated sources.

     Overview

     "Objectives. ...to review and certify 1) the results of the research on the new, nonfossil, combustible gas called AquaFuel(TM) conducted by a group of scientists under (Dr. Santilli's) supervision during the past months; 2) the reports on various measurements conducted by independent laboratories which have been inspected and appraised both, personally, by the underwriter as well as collegially by the research group; 3) the numerous tests conducted in recent months at TTL plant; 4) competition and cost analysis as available at this writing; and 5) expected future possibilities currently under test." (AquaFuel(TM) Certification 1.1)

     "This certification has been finally made possible by invaluable technical assistance provided by me by Dr. M. Fetterolf, Dr. D. Shallidy, Dr. C. Hales, Dr. D. Pachuta and others in the United States, Dr. P. Glueck in Romania, Dr. D. Schuch in Germany, Dr. J. Dunning-Davies in England, Dr. B. Lavenda in Italy and other members of our Institute, as well as by all personnel of TTL, including Mr. Leon Toups, President, Mr. Jerry Kammerer and Mr. Mark Clancy, Vice Presidents, as well as William Richardson Jr., (AquaFuel(TM) inventor) and Mr. Jack Hansen and Ken Lindfors and other TTL personnel." (AquaFuel(TM) Certification 1.1)

     Insufficiencies of this presentation. It should be stressed that this is the "first" of an expected series of certifications of the characteristics and applications of AquaFuel(TM) due to the novelty of the product and the lack of availability at this writing of certain measures. In the final analysis, scientific and systematic studies of AquaFuel(TM) have initiated by our group only three months ago." (AquaFuel(TM) Certification 1.12)

     "Main characteristics. AquaFuel(TM) has excellent exhaust characteristics second only to those of the Hydrogen; it can be produced rapidly in large volumes anywhere desired with simple, easily realizable equipment, its cost is moderate; and the gas is safer than other fuels in both its production and storage." (AquaFuel(TM) Certification 1.4)

     "Cost comparison. Keep in mind that the prohibition of the use of all conventional fossil fuels in polluted cities such as Los Angeles, Tokyo, Milan, etc., is expected in the near future, while alternatives such as fuel cells are expected in the far future. In order to have practical or otherwise industrial meaning, cost analysis and comparisons should be conducted between AquaFuel(TM) and Hydrogen." (AquaFuel(TM) Certification 1.6)

     "A serious cost comparison requires that the following additional considerations. First, there is the savings due to transporting because other gases have to be produced in specialized plants and then transported to the consumer, while AquaFuel(TM) can be produced anywhere desired." (AquaFuel(TM) Certification 1.7)

     "Secondly, in comparing AquaFuel(TM) and Hydrogen one must take into consideration the fact that, according to all available measures outlined below, AquaFuel(TM) has an energy content greater than that of Hydrogen." (AquaFuel(TM) Certification 1.7)

     "Cost of AquaFuel(TM). As we shall see, one of the most effective industrial and consumer use of the AquaFuel(TM) process is for recycling. AquaFuel(TM) is automatically produced in such recycling as a by-product. Cost considerations should also include the revenues from solids precipitated during the process." (AquaFuel(TM) Certification 1.9)

                                      (13)

     "Cost competitiveness of AquaFuel(TM) with respect to Hydrogen. As stressed above, Hydrogen has only one class of applications, that after its formation for fuel, chemistry, propulsion, etc. As a result, all costs to produce, store transport Hydrogen must be applied in their totality to the use of Hydrogen." (AquaFuel(TM) Certification 1.10)

Measurements Available On May 16, 1998

     "An engine running AquaFuel(TM) would have to operate for over 210,000 hours to equal the amount of CO produced in 24 hours while being fueled by gasoline."(AquaFuel(TM) Certification 2.3 - Tests on combustion exhaust)

     "Equally impressive is the presence of 7.1% of Oxygen in the exhaust which is evidently important to maintain the Oxygen balance in our atmosphere. This is a clear indication that AquaFuel(TM) is not a lean mixture, but a mix with excess power." (AquaFuel(TM) Certification 2.3 Tests on combustion exhaust)

     "Engine tests of AquaFuel(TM) were performed on a small internal combustion
(IC) engine at the Briggs & Stratton Test Center of Milwaukee, Wisconsin, by comparing the new fuel to gasoline." "Additional tests were done in 1994 at the EPA facilities in Ann Arbor, Michigan with the following results." "Further tests were done on 4-20-98 under the supervision of Motor Fuelers, Inc., of Largo, Florida." (AquaFuel(TM) Certification 2.3 - Tests on combustion exhaust)

combustion table

             Motorfuelers      Briggs & Stratton      US EPA, Ann Arbor
             AF       Gas      AF           Gas         AF          GAS
     HCpm    7.0      420.0    185.0       2,436.0     122.0       3,867.0
     CO%     0.17       8.5      0.04          4.3       0.16          3.1
     O2%    12.0        0.13     7.1           0.54      N/A           N/A
     CO2     8.3        9.9     15.0          12.0       13.0          9.0

     "Note the extreme advantage for AquaFuel(TM) over gasoline in the reduction of hydrocarbons, carbon monoxide and oxygen, and the consistency between each test." (AquaFuel(TM) Certification 2.3 - Tests on combustion exhaust)

     2.4 Tests on recycling. TTL obtained 3 gallons of sewage from the City of Largo, Florida... The samples were encoded by TTL with cryptographic identification to prevent the knowledge of the sequential character. The encoded samples were then examined by Constellation Technology Corporation of Largo, Florida..." (AquaFuel(TM) Certification 2.4)

     As one can see, all bacteriological activities ceased to exist in 3 gallons of sewage following one minute of exposure to the AquaFuel(TM) process. To properly appraise this result, one should keep in mind that it was obtained with a small, low efficiency welder with about 5Kw." (AquaFuel(TM) Certification 2.4)

     "The above results indicate that the AquaFuel(TM) process does indeed provide a new viable form of recycling sewage either by municipalities or by individual households..." (AquaFuel(TM) Certification 2.4)

     "2.5 Tests on the BTU content. Several tests on the BTU content of AquaFuel(TM) by a number of independent laboratories as well as at TTL have been conducted as of today, May 16, 1998, although for various reasons, they are not final. The only scientific conclusion which can be stated at this writing is that the energy content of AquaFuel(TM) is greater than that of Hydrogen although the actual amount is under test and will be released in future certifications." (AquaFuel(TM) Certification 2.5)

     "The claim that AquaFuel(TM) has a BTU content greater than that of Hydrogen is based on the following evidence: A) Preliminary measurements via the bomb calorimeter by Dr. Fetterolf; B) Comparative measures of flame temperatures; C) Cutting tests; D) Engine tests. E) Theoretical calculation of BTU content." (AquaFuel(TM) Certification 2.5)

     "2.6 Production tests with batteries. A series of tests was first conducted at TTL via the use as power unit of ordinary car batteries. Even though far from a real production set up and possessing a number of drawbacks, the use of car batteries results to be useful to reach basic knowledge, such as energy absorbed and volume of AquaFuel(TM) produced. Also, the test with car batteries is quite simple and can be easily reproduced everywhere." (AquaFuel(TM) Certification 2.6)

                                (object omitted)

     "FIGURE 3: The diagram expressing the dependence of the volume of AquaFuel(TM) produced in cubic feet per hour (CFH) as a function of the voltage (V DC). Note its nonlinear character of parabolic types, that is, CFH is proportional to the square of the voltage. This property, first established with the battery tests is of fundamental relevance, because it indicates the possibility of increasing the efficiency of AquaFuel(TM) production with the increase of the voltage." (AquaFuel(TM) Certification 2.6)

                                      (14)

     "The cost of 333 cf of AquaFuel(TM) with the above empirical pre-production units is therefore 333/42 = $7.92 plus the cost of the Carbon rods, plant amortization and other costs, which can be estimated (in excess) to a total production cost of $21.5 per 333cf with a sale price of $50 per 333cf." (AquaFuel(TM) Certification 2.9 Preliminary costs analysis on AquaFuel(TM))

     "Air Products and Chemicals, Inc., of Largo, Florida released the following costs for Hydrogen for local deliveries:

     1) $2.50 per 100 cf of Hydrogen under the minimal purchase of 300,000 cf. By recalling that Hydrogen has about 300 British Thermal Units per cubit feet (BTU/cf), the above price corresponds to the wholesale cost of $83.33 per 333 cf.

     "2.10 Tests on chemical composition. A number of analyses on the chemical composition of AquaFuel(TM) have been performed by various leading laboratories. However, none of them can be considered conclusive at this writing because of contradictions, either internally, or with respect to other more established and verifiable measurements." (AquaFuel(TM) Certification 2.10)

"CONCLUSIONS

In summary, following the personal supervision, eye-witnessing and inspection of the measurements and tests conducted on AquaFuel(TM) during the past three months, the underwriter hereby states that:

1) The representations made by TTL on AquaFuel(TM) (which are contained in the AquaFuel(TM) Certification) are correct and supported by experimental evidence.

2)     All tests were conducted correctly and reported accurately.

3) The tests results and their interpretation were the outcome of a collegial effort involving several independent scientists as well as various TTL personnel.

4) The tests and measurements reported in this presentation establish that AquaFuel(TM) is superior to Hydrogen in cost, energy content, simplicity and rapidity of production anywhere desired in small or large volumes.

5) The AquaFuel(TM) product, service and process are near commercial applications, as in the case of AquaFuel(TM) as combustible gas, recycling of sewage or organic waste, environmental clean-ups, and others.

6) The ability to serve Government, Military, Space Industry as well as private markets, including households, on a world-wide basis has been also established.

In conclusion, as stressed in Sect. 1.5, environmental problems caused by highly pollutant fuels are, by far, the largest problems of contemporary societies. Thus, the availability of a new, clean, cheap, and readily producible fuel, such as AquaFuel(TM), should be taken seriously by all."

ITEM 3 - DESCRIPTION OF PROPERTY

     The Company's headquarters and manufacturing facility occupies approximately 5,000 square-feet within the 96-acre Pinellas Science Technology and Research Center ("STAR Center") located at 7887 Bryan Diary Road, Suite 210, Largo, Florida, 33777. The Company issued 120,000 of its restricted Common Shares to InterSource Health Care, Inc. in exchange for the use of 5,000 square feet for a period of twelve months, which twelve months ends December 31, 1998. Thereafter, the Company intends to negotiate a lease directly with the STAR Center. The Company intends to lease additional space during June with the relocation of AMW to the Company's headquarters facility in the STAR Center. The Company is currently negotiating its lease and estimates a per square foot charge of approximately $7 per square foot for an additional 10,000 square feet of space.

     InterSource Health Care, Inc., is a privately-held medical equipment brokerage firm which refurbishes and resells used medical equipment. InterSource is unrelated to Toups Technology except for common ownership. The Company's Chief Executive Officer and Chief Financial Offer are Directors and shareholders of InterSource. Neither individual received any of the restricted Common Shares issued to InterSource in exchange for its use of the facilities.
(See "related transactions")

     Formerly used by Lockheed Martin Specialty Components, Inc. as a provider of nuclear triggers for the Department of Energy ("DOE"), the STAR Center has been converted into a technology incubator for engineering firms and specialty manufacturers. The STAR Center is a 739,873 square-foot complex comprised of 17 separate buildings; a 150,000 square foot, 16 foot high bay manufacturing area and approximately 100 separate areas including laboratories, production space and offices. The STAR Center contains world class analytical laboratory facilities for chemical, metallurgical, ceramic, polymer and environmental analysis. Distributed computer networks throughout the facility and full manufacturing machine shop capability including several CNC lathes, 4-axis machine centers, automatic CNC screw machines and wire EDM facilities.

                                      (15)

     The Company does not invest in real estate or real estate mortgages nor does the Company invest in the securities of or interests in persons primarily engaged in real estate activities.

ITEM 4 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The Company has 9,100,214 shares of its Common Stock issued and outstanding. The following table sets forth, as of January 31, 1998, the beneficial ownership of the Company's Common Stock (i) by the only persons who are known by the Company to own beneficially more than 5% of the Company's Common Stock; (ii) by each director of the Company; and (iii) by all directors and officers as a group.

Beneficial  ownership of the Company's Common Stock

                            (1)               (2)
                         Name and         Amount and
                        Address of        Nature of
                        Beneficial        Beneficial            (3)
   Title of Class         Owner             Owner        Percent of Class
   --------------         -----             -----        ----------------

   Common           Leon H. Toups          3,200,000            31.1%
                    418 Harbor View Lane
                    Largo, Florida 33770

   Common           Mark Clancy            1,600,000            15.5%
                    417 Barrett Court
                    Tampa, Florida 33617

   Common           Michael Toups          1,600,000            15.5%
                    400 Palm Drive
                    Largo, Florida 33770

   Common           Jerry Kammerer         1,600,000            15.5%
                    1421 Water View Drive
                    Largo, Florida 33771

   Common           Charles McClure          250,000             2.4%
                    701 Bayshore Blvd #201
                    Tampa, Florida 33606

   Common           Officers and Directors 8,250,000            80.3%
                    (five persons)

----------
(1) Mr. L. Toups serves as the Company's President, Chief Executive Officer and Chairman of the Board of Directors. Mr. Clancy serves as a Director and as the Corporate Secretary and Vice President, Sales and Marketing. Mr. M. Toups serves as a Director and as the Company's Chief Financial Officer and Vice President, Finance. Mr. Kammerer serves as a Director and as the Company's Vice President, Technology Development. Mr. McClure serves as a Director and as the Company's Patent Advisor.

(2 All Shares issued to named persons and Officers and Directors as a group were issued upon incorporation in lieu of salary. None of the named persons and Officer and Directors as a group are holders of any options, warrants, right conversion privileges or similar items.

(3) The Company has not granted any options, warrants, rights conversion privileges or similar items. There are no provisions which allow for a change in control of the issuer beyond the annual election of Directors. The Company is unaware of any voting trusts or similar agreements among its Shareholders.

      ITEM 5 - DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     Directors and Executive Officers. The following Directors and Executive Officers have served in their respective capacities since July 28, 1997. The Directors were re-elected for the current term at a Meeting of Shareholders conducted January 5, 1998. None of the Directors hold similar positions in any reporting company.

     Chairman of the Board of Directors, President and Chief Executive Officer Leon H. Toups (58). Mr. Toups' past professional experiences include from 1980 to present as President and Chairman of the Board of Directors, DMV, Inc., Clearwater, Florida. DMV is a private business consulting company. Prior thereto, from 1973 to 1980, Mr. Toups served as President and Chief Operating Officer, as a Member, of the Board of Directors and as a Member of the Executive Committee for Chromalloy American Corporation, St. Louis, Missouri and as President, Chromalloy Natural Resources Company, Houma, Louisiana. Chromalloy American was an international conglomerate with sales of approximately $1.6 billion which employed 32,000 people worldwide and traded its capital stock on the New York Stock Exchange. Mr. Toups holds the following degrees: M.S. Aerospace Engineering, University of Florida; M.S. Mechanical Engineering, Georgia Tech; B.S. Mechanical Engineering, Georgia Tech. From 1968 - 1969 attended M.I.T. on a NASA Hugh Dryden Fellowship.

                                      (16)

     Director and Vice President, Technology Development, Jerry Kammerer (53). Mr. Kammerer's past professional experiences include from 1980 through the present, President, Filter and Systems, Inc., Minneapolis, Minnesota; Co-founder of New Thermal Technologies, Inc., Clearwater, Florida. and as a Director of Ceramic Rotors, Inc., Clearwater, Florida. Prior thereto, Mr. Kammerer was a licensed developer involved in the following projects: President, Kam Builders, Inc.; President, HPI Development and Construction Company; President, The Adonis Group, Inc.. Mr. Kammerer holds a B.A., Business Administration, Fort Lewis College, Durango, Colorado and a B.A., Faith Theological College, Scottville, Michigan.

     Director, Vice-President, Finance, Chief Financial Officer, Michael P. Toups (32). Mr. Toups' past professional experiences include from: 1996 to present as a Director and Vice President, Finance for InterSource Health Care, Inc., Clearwater, Florida ; 1992 through Present, Vice President, Finance and Operations, DMV, Inc., Clearwater, Florida. Mr. Toups holds an MBA, University of Notre Dame with concentrations in finance and marketing and a BA, Business Administration, Texas Christian University.

     Director, Corporate Secretary and Vice President, Sales and Marketing, Mark Clancy (42). Mr. Clancy's past business experiences include from: 1993 to Present, Compliance Officer, DMV, Inc., Largo, Florida; 1996 to Present, President, Total Kids, Incorporated, Tampa, Florida. Total Kids, Inc., a service corporation which intends to engage in the operation of child-care centers. Prior thereto, Mr. Clancy as General Sales Manager, WRCC FM Radio, Cape Coral, Florida and as Sales Consultant, WIZD FM Radio, West Palm Beach, Florida. Mr. Clancy holds an AA from Hillsborough Community College, Tampa, Florida.

     Director and Patent Advisor, Charles A. McClure (71). Mr. McClure's past professional experiences are as an active member of District of Columbia, Florida and Pennsylvania Bar. Registered Patent Attorney (regn. No 17,177) in United States Patent Office. Originally E.I. duPont de Nemours & Company legal department, Wilmington, Delaware. Subsequently in private practice in
Philadelphia for two decades and as a full-time practitioner of intellectual property law in Tampa, Florida since 1983. Mr. McClure holds an A.B. in Chemistry, Oberlin College; an MS in Physics and J.D. in Law, University of Illinois; an MBA, Management, Wharton School, University of Pennsylvania, and; MA, PhD, Communications, Annenberg School, University of Pennsylvania.

     The Company's Chief Financial Officer, Vice President, Finance and Director Michael Toups is the son of the Company's President, Chief Executive Officer and Chairman of the Board of Directors, Leon H. Toups.

ITEM 6 - EXECUTIVE COMPENSATION

The following table depicts all plan and non-plan compensation awarded to, earned by or paid to the named executive officer of this corporation for the period indicated:

                    Annual                      Long Term
                  Compensation                Compensation
                  ------------                ------------

        (a)           (b)       (c)       (d)       (e)
                                                Restricted
                                                   Stock       Total
 Name and Principal            Salary    Bonus    award(s)  Compensation
       Position       Year      ($)       ($)       ($)         ($)
       --------       ----      ---       ---       ---         ---

Leon H. Toups         1997    $2,000      $0       $3,200      $5,200
President
Chief Executive Officer

Mark Clancy           1997    $2,000      $0       $1,600      $3,600
Corporate Secretary
Vice President, Sales
& Marketing

Jerry Kammerer(f)     1997    $2,000      $0        $1,600     $3,600
Vice President,
Technology Development

Michael Toups         1997    $2,000      $0        $1,600     $3,600
Vice President, Finance

a) All named executive Officers have served in their respective capacities since formation of the Company during July, 1997.

(b)    The Company was incorporated during July, 1997.

                                      (17)

(c) All named Officers have agreed to serve in their respective capacities at the rate of $4,000 per month until such time as the Company's Board of Directors authorizes an increase. Such an increase would be predicated on prevailing industry standards and the existent financial situation of the Company. The Board of Directors may authorize an increase in the compensation of the Company's executive officers without a vote of Shareholders.

           The Company began organizational/business planning activities during March, 1997. At that time, executive officers elected to accept restricted Shares of the Company's $.001 par value Common Stock in lieu of salary. The Company currently pays its Officers an entry rate of $4,000 per month. During November, the Company began to compensate its Officers at the rate of $1,000 cash per month. During February, 1998, the Company began compensating its Officers at the rate of $4,000 cash per month.

(d) The Company did not make any bonus payments to its executive officers since inception. However, the Company may in the future develop programs which may include bonus payments.

(e) Each Officer received their shares upon incorporation at par value in lieu of cash compensation.

     The Company does not compensate its Directors for their participation. Charles McClure, the Company's Patent Advisor and a Director was given a one-time grant of 250,000 of the Company's Restricted $.001 par value Common Shares. Mr. McClure is not scheduled to receive any further payments from the Company in either cash or stock except as to which he would be entitled in the execution of the Technology Licensing Agreements to which he is a party.
(See "Patents and Royalty Agreement and acquisition agreement")

     The Company does not provide for agreements with any of its executive officers. However, the company may in the future need to compete for the services of its executive officers at which time the Board of Directors may adopt and require its executive officers to execute employment agreements.

ITEM 7 - CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS

     The Company's Director and Patent Advisor Mr. Charles McClure is a 30% partner to the BP Valve Agreement and the AquaFuel(TM) Agreement. Accordingly, Mr. McClure is entitled to 30% of all royalty payments which have been or which are scheduled to be paid in the performance of these Agreements.

     Three of the Company's Officers and Directors are each 10% shareholders in Lift Pump, L.L.C., an Oklahoma Limited Liability Company formed by Gerold Allen to conduct the marketing and maintenance of the BORS Lift. The Company is a 20% shareholder in Lift Pump, L.L.C. As such, when sales of the BORS Lift are made, the Company and three of its Officers and Directors will receive a pro rata portion of the net proceeds thereto. The Lift Pump, L.L.C., intends to assume its responsibilities immediately following the initial placement and payment of the first three BORS Lifts. The Company may incur certain as yet unknown expenses in the course of operationally activating Lift Pump, L.L.C.,

     The Company issued 125,000 of its restricted Common shares to InterSource Health Care ("InterSource") in exchange for 5,000 square-foot facility located within the Pinellas County Science Technology and Research Center. Messrs. L. Toups and M. Toups, the Company's President, Chief Executive Officer and the Company's Chief Financial Officer, are also shareholders and Directors of InterSource. Mr. M. Toups also serves as the Vice President, Finance and Chief Financial Officer for InterSource. Upon issuance of the 125,000 restricted Common shares, InterSource distributed the shares among its employees with the exception of Mr. L. Toups or Mr. M. Toups. The Company does not anticipate any further transactions with InterSource and is currently negotiating a lease directly with the STAR Center.

ITEM 8 - DESCRIPTION OF SECURITIES

     The Company is authorized to issue up to 20,000,000 shares of Common Stock, par value $.001 per share and 10,000,000 shares of Preferred Stock, par value $1.00 per share. As of the date hereof, none of the Preferred Shares were outstanding and there were 10,268,218 Common Shares outstanding.

     Of the 10,268,218 Common Shares, 8,610,000 Common Shares are "restricted securities" as that term is defined and, in the future, said Shares may only be sold upon compliance with Rule 144, adopted under the Securities Act of 1933. Further, in Securities and Exchange Commission (SEC) Release No. 33-7390 Revision of Holding Period Requirements in Rules 144 and 145 the SEC amended the holding period contained in Rule 144 to permit the resale of limited amounts of restricted securities by qualified persons after a one-year, rather than a two-year, holding period. Also, the amendments permit unlimited resales of restricted securities held by non-affiliates of the Company after a holding period of two years, rather than three years.

     As of the date of this Form 10-SB, none of the Company's Officers, Directors, associates, employees or affiliates hold any free-trading Common Shares. There are no promoters, consultants, underwriters or persons or firms acting in any similar capacity associated with the Company.

                                      (18)

     Holders of Common Shares are entitled to one vote per Common Share on all matters to be voted on by Shareholders. The Common Shares do not have cumulative voting rights. Therefore, holders of a majority of the Common Shares are also members of the Board of Directors. A majority vote is also sufficient for most other actions requiring the vote or concurrence of Shareholders. The Company's
Officers and Directors as a group (five persons) own directly approximately 90.3% of the Issuer's capital stock. As such, these individuals will be in a position to constitute a majority of the Shareholders at any vote of shareholders including the election of Directors.

     All Shares are entitled to share equally in dividends when and if declared by the Board of Directors out of funds legally available therefore. It is anticipated that the Company will not pay cash dividends on its Shares in the foreseeable future. In the event of liquidation or dissolution of the Company, whether voluntary or involuntary, holders of the Shares are entitled to share equally in all assets of the Company legally available for distribution to Shareholders. The holders of Shares have no preemptive or other subscription rights to acquire authorized but unissued capital stock of the Company, and there are no conversion rights or redemption or sinking fund provisions with respect to such Shares. All of the outstanding Shares and those Shares issued in accordance with this offering will be fully paid and non assessable.

                                     PART II

ITEM 1 - MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

     To date there is no public trading market for the Company's securities.

     The Company intends to apply for inclusion of the Common Shares on the NASDAQ OTC (Over the Counter) Bulletin Board. However, there can be no assurances that an active trading market will develop, even if the securities are accepted for quotation.

     Quotations on the Nasdaq OTC Bulletin Board reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

     As  of  April  29,  1998,   the  Company  has  been  listed  under  Company
Descriptions in Standard and Poor's Corporation Records, page 8153.

     As of 28 February, 1998, Company had  59 Shareholders of Record.

     Holders of the Company's Common Stock are entitled to dividends when, as and if declared by the Board of Directors out of funds legally available therefore. The Company does not anticipate the declaration or payment of any dividends in the foreseeable future.

     The Company intends to retain earnings, if any, to finance the development and expansion of its business. Future dividend policy will be subject to the discretion of the Board of Directors and will be contingent upon future earnings, if any, the Company's financial condition, capital requirements, general business conditions and other factors. Therefore, there can be no assurance that any dividends of any kind will ever be paid.

     The Company registrar and transfer agent is Continental Stock Transfer & Trust Company.

ITEM 2 - LEGAL PROCEEDINGS.

     The Company is not subject to any legal proceedings. The Company is unaware of any governmental authority that is contemplating any procedure to which the Company is a participant.

ITEM 3 - CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Toups Technology has never had any disagreements with its accountants.

ITEM 4 - RECENT SALES OF UNREGISTERED SECURITIES

     On incorporation, the Company issued 8,250,000 of its $.001 par value Common Shares to its Officers and Directors in lieu of salary. The 8,250,000 shares were issued as "restricted shares" which can only be resold if a registration statement relating to said securities is effective or if qualified counsel opines that such registration is not required.

     On November 1, 1997, in conjunction with the execution of the BP Valve License Agreement, the Company issued 25,000 of its $.001 par value Common Shares to the Licensor. The 25,000 shares were issued as "restricted shares" which can only be resold if a registration statement relating to said securities is effective or if qualified counsel opines that such registration is not required.

     On November 1, 1997, in conjunction with the execution of the AquaFuel(TM) License Agreement, the Company issued 50,000 of its $.001 par value Common Shares to the Licensor. On January 29, 1997, in conjunction with AquaFuel(TM), the Company issued 10,000 of its $.001 par value Common Shares to the Licensor. The 50,000 and 10,000 shares were issued as "restricted shares" which can only be resold if a registration statement relating to said securities is effective or if qualified counsel opines that such registration is not required.

                                      (19)

     Between November 8, 1997 and January 15, 1998, the Company issued 25,000, 10,000, 50,000 and 10,000 of its $.001 par value Common Shares to its employees Messrs DeCara, Reilly, Santilli and Lindfors, respectively. The 95,000 shares were issued as "restricted shares" which can only be resold if a registration statement relating to said securities is effective or if qualified counsel opines that such registration is not required.

     On December 1, 1997, the Company entered an agreement with InterSource HealthCare, Inc. underwhich the Company would occupy 5,000 square-feet of office/manufacturing space which was under a lease between InterSource and the STAR Center. The Agreement required the Company to issue 120,000 of its restricted Common Shares to InterSource in exchange for the use of the facilities. Two of the Company's Officers and Directors are also Officers and Directors of InterSource. Upon receipt of the 120,000 restricted Common Shares, InterSource distributed the Shares to its employees except for the individuals who are also Officers and Directors of Company.

     On January 29, 1998, in conjunction with the BORS Lift License Agreement, the Company issued 60,000 of its $.001 par value Common Shares to Messrs Greever and Allen in increments of 30,000 per individual. The 60,000 shares were issued as "restricted shares" which can only be resold if a registration statement relating to said securities is effective or if qualified counsel opines that such registration is not required.

     Between November 1, 1997 and May 4, 1998, the Company sold 1,608,218 Shares of its $.001 par value Common Stock at prices ranging from $0.62 - $0.67
(sixty-two - sixty-seven cents) per Common Share to 9 accredited investors and 28 unaccredited investors which investors purchased such securities pursuant to an exemption from registration according to Regulation D, Rule 504 (the "Private Offering"). There were no underwriters involved in the Private Offering and no commissions were paid nor discounts given to any individual. The Company relied on Section 4(2) of the Securities Act of 1933, as amended, pursuant to Regulation D, Rule 504 of said Act in the sale of its securities. All 37 purchasers executed a Subscription Agreement indicated they have such knowledge and experience in financial and business matters that either alone or with a purchasers representive, they are capable of evaluating the merits and risks of the investment. No purchasers used a purchaser representative. None of the Company's Officers, Director or affiliates participated in the aforesaid sale of securities. See "Exhibit ___ - Opinion of Tradability")

ITEM 5 - INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article III of the Company's by-laws provide for the indemnification of directors in that Directors of this Corporation shall not be personally liable for monetary damages to the corporation or any other person for any statement, vote, decision or failure to act, regarding corporate management or policy, by a director unless the director breached or failed to perform his duties as director.

     Article VI of the Company's by-laws provide for the indemnification of officers, directors, employee and agents of the Company. Such indemnification is available to any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                      (20)

                                    PART F/S

     The following is the Auditor's Report and accompanying audited balance sheets of Toups Technology Licensing, Inc. (A Development Stage Company) as of December 31, 1997 and January 31, 1998, and the related statements of operations, stockholders' equity and cash flows for the period from July 28, 1997 (date of Inception) through December 31, 1997, for the month ended January 31, 1998 and for the period from July 28, 1997(Date of Inception) through January 31, 1998.

Auditor's Report...........................................22

Balance Sheets.............................................23

Statements of Operations...................................24

Statement of Stockholders' Equity..........................25

Statements of Cash Flows...................................26

Notes to Financial Statements..............................27

     The following is the Auditor's Report and accompanying balance sheet of Advanced Micro Welding, Inc. as of December 31, 1997, and the related statements of operations, stockholders' equity and cash flows for the year then ended.

Auditor's Report...........................................30

Balance Sheets.............................................31

Statements of Operations...................................32

Statement of Stockholders' Equity..........................33

Statements of Cash Flows...................................34

Notes to Financial Statements..............................35


                                      (21)
                          lNDEPENDENT AUDITORS' REPORT
Board of Directors and Stockholders
Toups Technology Licensing, lncorporated
(A Development Stage Company)
Largo, Florida

     We have audited the accompanying balance sheets of Toups Technology Licensing, lncorporated (A Development Stage Company) as of December 31, 1997 and January 31, 1998, and the related statements of operations, stockholders' equity, and cash flows for the period from July 28, 1997 (Date of Inception) through December 31, 1997, for the month ended January 31, 1998, and for the period from July 28, 1997 (Date of Inception) through January 31, 1998.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supPorting the amounts and disclosures in the financial statements. An audt also includes assessing the accounting principles used and significant estimates made by management, as weII as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Toups Technology Licensing, lncorporated (A Development Stage Company) as of December 31, 1 997 and January 31, i998, and the results of its operations and its cash flows for the period from July 28, l997 (Date of Inception) through December 31, 1997, for the month ended January 31, 1998, and for the period from July 28, 1997 (Date of Inception) through January 31, 1998.


February 12, 1998 (except for Notes 4 and 7
as to which the date is May 13, 1998

Harper, Van Scoik & Company, L. L. P.
A WORLDWlDE ORGANIZATION OF ACCOUNTlNG FlRMS AND BUSlNESS ADVlSORS Clearwater, Florida


                                      (22)

                     Toups Technology Licensing Incorporated
                          (A Development Stage Company)



Balance Sheet (audited)

                                 BALANCE SHEETS
                     December 31, 1997 and January 31, 1998

                                       December 31          January 31
                                          1997                 1998
                                          ----                 ----
Assets:
   Cash                                 $60,421             $185,920
   Prepaid royalty expenses              11,000               31,000
   Property and equipment                     -                3,433
   Deferred Charges                       5,075                8,775
                                          -----                -----
         Total assets                   $76,496             $229,128
                                       ========             ========
Liabilities:
   Accounts payable and                  $8,559               $1,694
     accrued liabilities
                                         ------              -------

         Total liabilities                8,559                1,694

Stockholders' equity:
   Common stock                           8,510                9,049
   Additional paid-in capital            99,850              284,036
   Deficit accumulated during
     development stage                  (40,423)             (65,651)
                                        --------             --------

         Total stockholders' equity      67,937              227,434
                                         ------              -------
         Total liabilities and
           stockholders' equity         $76,496              $229,128
                                        =======              ========









                        See Notes to Financial Statements


                                      (23)

                    TOUPS TECHNOLOGY LICENSING, INCORPORATED
                          (A Development Stage Company)


Statement of Operations (audited)


                             STATEMENT OF OPERATIONS
                   For the period from July 28, 1997 (Date of
            Inception) through December 31, 1997, for the month ended
              January 31, 1998, and the period from July 28, 1997
                  (Date of Inception) through January 31, 1998



                             July 28, 1997                      July 28, 1997
                             (inception)          Month           (Inception)
                               through            Ended             through
                              December          January 31         January 31,
                                1997              1998               1998
                                ----              ----               ----

Interest Income              $    543           $     327        $      870

Expenses:
  Salaries                     17,902               6,227            24,129
  Consulting fees              14,209               6,536            20,745
  Other operating costs         8,855              12,792            21,647
                                -----              ------            ------
Total expenses                 40,966              25,555            66,521
                               ------              ------            ------

Net loss                      $40,423             $25,228           $65,651
                              =======             =======           =======

Weighted average number
  of shares outstanding     8,358,057           8,723,960         8,418,390

Net loss per share              $.005               $.003             $.008








                        See Notes to Financial Statements



                                      (24)

                    TOUPS TECHNOLOGY LICENSING, INCORPORATED
                          (A Development Stage Company)



Statement of Stockholders' Equity (audited)


                        STATEMENT OF STOCKHOLDERS' EQUITY
                   For the period from July 28, 1997 (Date of
               Inception) through December 31, 1997, for the month
                             ended January 31, 1998,
                        and the period from July 28, 1997
                  (Date of Inception) through January 31, 1998



                                                        Deficit
                                                      Accumulated
                               Common    Additional      During
                       Number   Stock      Paid-in     Development
                    of Shares  (At Par)    Capital        Stage     Total
                    ---------  --------    -------        -----     -----

Issuance of common
stock upon inception 8,250,000   $8,250        $-0-       $-0-     $8,250

Stock issued for:

Services               110,000       110      -            -          110
Cash                   150,000       150     99,850        -      100,000

Deficit accumulated
during development
stage through
December 31, 1997          -         -         -      (40,423)   (40,423)
                           -         -         -      --------   --------
Balance
December 31, 1997    8,510,000     8,510     99,850    (40,423)    67,937

Stock issued for:
Cash                   278,714       279    184,186         -     184,465
Services               140,000       140      -             -         140
Rent                   120,000       120      -             -         120

Deficit accumulated
during development
stage January 1,
1998 through January
31, 1997                     -         -      -        (25,228)   (25,228)
                             -         -      -        --------   --------
Balance
January 31, 1998         9,048,714  $9,049  $284,036   $(65,651)  $227,434
                         =========  ======  ========   ========   ========





                        See Notes to Financial Statements


                                      (25)

                    TOUPS TECHNOLOGY LICENSING, INCORPORATED
                          (A Development Stage Company)


Statement of Cash Flows (audited)


                             STATEMENT OF CASH FLOWS
                   For the period from July 28, 1997 (Date of
               Inception) through December 31, 1997, for the month
                             ended January 31, 1998,
                        and the period from July 28, 1997
                  (Date of Inception) through January 31, 1998

                                   July 28, 1997                July 28, 1997
                                    (Inception)      Month      (Inception)
                                      through        Ended        through
                                      December     January 31,  January 31,
                                        1997         1998           1998
                                        ----         ----           ----

Cash flows from operating activities:
Net loss                             $(40,423)     $(25,228)     $(65,651)
Adjustments to reconcile
 net income to net cash
 provided by operating
 activities:
Capital  stock issued
  for services and  rent               8,360           260          8,620
(increase prepaid expenses           (11,000)      (70,000)       (31,000)
Increase in deferred charges          (5,075)       (3,700)        (8,775)
Increase (decrease) in
accounts payable                        8,559       (6,865)          1,694

                                       ------        ------        -------

Net cash used by
operating activities                  (39,579)      (55,533)       (95,112)

Cash flows from investing activities:
Acquisition of equipment                  -          (3,433)        (3,433)
                                          -          -------        -------

Net cash used
by investing activities                   -          (3,433)        (3,433)
                                          -          -------        -------

Cash flows from
financing activities:
Proceeds from sale of
capital stock                       100,000          184,465        284,465
                                    -------          -------        -------

Net cash provided by
financing activities                100,000          184,465        284,465

Cash, beginning of period                 -           60,421              -
                                    -------           ------        -------

Cash, end of period                 $60,421         $185,920       $185,920
                                    ======          ========       ========






                        See Notes to Financial Statements


                                      (26)

                    TOUPS TECHNOLOGY LICENSING, lNCORPORATED
                          (A Development Stage Company)

                          NOTES TO FlNANClAL STATEMENT
                     December 31, 1997 and January 31, 1998

1. Summary of Significant Accounting Policies

   Company - Toups Technology Licensing, lncorporated (Company), a Florida Corporation, was formed on July 28, l997, and activated its startup operations on November 1, 1997 to facilitate market applications through the licensing of late-stage technologies primarily in the energy, environmental and natural resources market segments. The Company selects proprietary products or devices within market segments which management perceives are not subject to rapid change and can be delivered to the marketplace within a three to six month period. The Company is in the development stage of its operations and has not realized any revenues from its product lines (see subsequent event note 7). The Company's intended market will be world-wide.

   Machinery and Equipment - Machinery and equipment are recorded at cost. Depreciation is computed on an accelerated method over seven years.

   Estimates - The  preparation  of  financial  statements  in  conformity  with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Income Taxes - Deferred income taxes are reported using the liability method. Deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

   Restricted Common Stock - Restricted common stock is subject to the resale provisions of SEC Rule 144. Due to the uncertainty of the future of the Company, restricted stock is recorded at its par value ($.001) per share.

2. Capital Stock

   Common

   The Company is authorized to issue 20 million shares of common stock with a par value of $0.001 (one, one-thousandth dollar) per share. As of December 31, ol997 and January 31, 1998, there were 8,510,000 and 9,048,714 shares issued and outstanding, respectively. Each share of common stock has one vote on all matters acted upon by the shareholders. Of the 9,048,714 shares issued and outstanding at January 31, i998, 428,714 shares are unrestricted and 8,620,000 shares are restricted as to the sale to other parties.

   Preferred

   The Company is also authorized to issue 10 million shares of preferred stock having a par value of $i per share. There were no preferred shares issued outstanding at either December 31, 1997 or January 31, 1998,

3. Employment Agreements Stock Commitments

   The Company entered into a series of one-year employment contracts. Within those contracts, 85,000 shares of stock were issued to certain employees.
   These shares have been recorded in the accompanying balance sheet. Additionally, there are incentive clauses in these contracts that allow up to another 270,000 shares of common stock to be issued to employees if certain goals are met. None of these shares are scheduled to be issued to officers, directors, or holders of more than 5% of the outstanding stock. The additional 270,000 shares have not been recorded in the accompanying financial statements.

4, Licensing Agreement Commitments

   The Company entered into two licensing agreements in November 1997, whereby, the Company has exclusive rights to make, use, lease, market and sell these product lines. In January, 1998, the Company executed a five year manufacturing agreement with a third licensor. In exchange for these rights, under the three agreements, the Company has committed to pay the Licensor a 6% royalty as computed by those agreements. The Company agreed to pay a minimum of $176,000 of royalties in1998, of which $31,000 has been paid as of January 31, 1998. The remaining royalty payments for the initial licensing term will be paid as follows:

                                      (27)

              Year Ending
              -----------
                  1998           $145,000
                  1999             96,000
                  2000             96,000
                                   ------
                                 $337,000
                                 ========

       The Company can offset these advanced payments against the royalties earned in 1998 through the year 2000.

       In addition to the above, if the Company exercised its option to renew the licenses it will have future minimum royalties as follows:

                  Year Ending
                  2001                              $200,000
                  2002                              $250,000
                  2003                              $300,000
                  2004 and every year thereafter    $400,000

5. Non-Cash Disclosures

     The following transactions were excluded from the statement of cash flows because they were not cash transactions.

     At inception the Company issued 8,250,000 shares to its organizers. These shares of stock were recorded at a total of $8,250.

     In addition to the commitments described in the 'licensing agreement commitment" note, the Company issued 115,000 shares of stock to the licensors of the Company's three technologies. These shares of stock were recorded at a total of $115.

     The Company issued 135,000 shares of stock to consultants and employees. These shares were recorded at $135.

     The Company issued 120,000 shares of stock for the use of operating facilities for one year. These shares of stock were recorded at $120.

6. Income Taxes

       A deferred tax asset stemming from the Company's net operating loss carryforward has been reduced by a valuation account to zero due to uncertainties regarding the utilization of the deferred asset. The deferred tax asset and the corresponding valuation allowance were approximately $8,085 as of December 31, 1997.

   The net operating loss of $40,423 will expire in 2012.

         Deferred tax asset:
           Net operating loss carryforwards     $8,085
           Less valuation allowance              8,085
                                                ------
                Net deferred taxes              $    -
                                                ======

7. Subsequent Event

     A. Management has a signed purchase order and a $6,000 deposit for the sale of the first Balanced Oil Recovery System Lift Pumps. These pumps are expected to be installed in the second quarter of 1998 at a total sales price of $180,000.

     B. On April 29, 1998, the Company agreed to a statutory merger with a Company specializing in Micro Welding. The merger will be accounted for using the polling-of-interests method.

                                      (28)

     The following is a summary of how the balance sheet and statement of operations would appear if the entities were combined as of and for the year ended December 31, 1997:

                                  Balance Sheet
Cash                                             $   74,636
Accounts receivable, net of allowance for
doubtful accounts of $5,000                          82,940
Prepaid expenses                                     11,000
Property and equipment, net of
accumulated depreciation of $39,620                  96,840
Deferred charges                                      5,075
Deposits                                              5,000
                                                   ---------
Total                                             $ 275,491

Accounts payable and accrued liabilities          $  46,141
Capital lease obligation                             73,776

Total liabilities                                   119,917

Common stock                                         18,510
Additional paid-in capital                          137,047
retained earnings                                        17

Total stockholders' equity                          155,574

Total liabilities and stockholders' equity        $ 275,491

                        Statement of Operations

Revenues                                          $ 344,149

Cost of goods sold                                  202,689

Gross profit                                        141,460

General and administrative expenses                 126,641

Other income                                            543

Net income                                          $15,362

c. The Company has raised an additional $565,966 in equity from the sale of 849,725 shares of common stock.

                                      (29)

Board of Directors and Stockholders
Advanced Micro Welding, Inc.
Largo, Florida

     We have audited the accompanying balance sheet of Advanced Micro Welding, Inc. as of December 31, 1997 and the related statements of operatins, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of Advanced Micro Welding, Inc.'s management. Out responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures n the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Advanced Micro Welding, Inc. as of December 31, 1997, and the results of operations and its cash flows for the year then ended, in conformity with generally accepted accounting principals.

April 29, 1998
Clearwater, Florida

Harper, Van Scoik & Company, L. L. P.
A WORLDWlDE ORGANIZATION OF ACCOUNTlNG FlRMS AND BUSlNESS ADVlSORS

                                      (30)

                          ADVANCED MICRO WELDING, INC.

Balance Sheet (audited)

                                 BALANCE SHEETS
                               December 31, 1997

                                       December 31
                                          1997
                                          ----
Assets:
   Cash                                 $14,215
   Accounts receivable, net of
    allowance for doubtful acctouns
    of $5,000                            82,940
   Property and equipment, net of
    accumulated depreciation of $39,620  96,840
   Deposits                               5,000
                                          -----
         Total assets                  $198,995
                                       ========
Liabilities:
   Accounts payable                     $37,393
   Accrued expenses                         189
   Capital lease obligations             73,776
                                         ------

         Total liabilities              111,358
                                        -------
Stockholders' equity:
   Common stock                          10,000
   Additional paid-in capital            37,197
   Retained Earnings                     40,440
                                        --------

         Total stockholders' equity      87,637
                                         ------
         Total liabilities and
           stockholders' equity        $198,995
                                        =======









                        See Notes to Financial Statements


                                      (31)

                          ADVANCED MICRO WELDING, INC.

Statement of Operations (audited)


                            STATEMENT OF OPERATIONS
                      For the year ended December 31, 1997


Revenue                                 $344,149

Cost of goods sold                       202,689
                                         -------
Gross profit                             141,460

General and administrative expenses       85,675
                                          ------

Net Income                               $55,785
                                         =======

Weighted average number
  of shares outstanding                   10,000

Net Income per share                    $ 5.5785
                                         =======







                        See Notes to Financial Statements



                                      (32)

                          ADVANCED MICRO WELDING, INC.


Statement of Stockholders' Equity (audited)


                       STATEMENT OF STOCKHOLDERS' EQUITY
                      For the year ended December 31, 1997


                               Common    Additional
                       Number   Stock      Paid-in      Retained
                    of Shares  (At Par)    Capital       Earnings   Total
                    ---------  --------    -------        -----     -----

Balance,
December 31, 1996     10,000   $10,000     $37,197       $26,182   $73,379

Net Income for the
 year ended
 December 31, 1997         -         -           -       55,785     55,785

Distributions to
 Shareholders              -         -           -      (41,527)   (41,527)
                       -------     -----     -----      --------   --------
Balance
December 31, 1997       10,000   $10,000   $37.197       $40,440    $87,637
                        ======   =======   =======       =======    =======





                        See Notes to Financial Statements


                                      (33)

ADVANCED MICRO WELDING, INC.

Statement of Cash Flows (audited)


                             STATEMENT OF CASH FLOWS
                   For the year ended December 31, 1997



Cash flows from operating activities:
Net income                                                  $55,785
Add (deduct) items not affecting cash:
 Depreciation expense                                        10,709
 Bad debts                                                    5,000
Cash provided (used) due to changes
 in assets and liabilities:
  Accounts receivable                                       (64,537)
  Deposits                                                   (5,000)
  Accounts payable                                           37,393
  Accrued expenses                                               74
                                                             -------
Net cash provided by
operating activities                                         39,424

Cash flows from investing activities:
purchase of property and equipment                          (10,159)
                                                             -------
Cash flows from
financing activities:
 Distribution to owners                                      (41,527)
 Principal payments on capital lease obligations              (4,197)
                                                              -------

Net cash used by financing activities                        (45,724)

Net decrease in cash                                         (16,469)

Cash, beginning of period                                     30,674
                                                              ------

Cash, end of period                                          $14,215
                                                            ========
Supplemental Cash Flows Disclosures:
 Interest paid in cash                                        $1,903
                                                            ========

Noncash items:
 Assets acquired under capital lease                         $77,973
                                                            ========


                        See Notes to Financial Statements

                                      (34)

                          ADVANCED MICRO WELDING, INC.

                         NOTES TO FINANCIAL STATEMENTS
                               December 31, 1997

1.  Summary of Significant Accounting Policies

     Company - Advanced Micro Welding, Inc., (Company), a Florida Corporation, was formed on February 3, 1992. The Company's primary operations consist of micro welding and custom metal fabrication.

     Receivable - The Company's trade receivables include amount due from businesses predominantly in the Tampa Bay geographic area but includes customers throughout the Southeast United States. Management believes that receivables are stated at their net realizable value.

     Property and Equipment. - Property and equipment are recorded at cost. Depreciation is recorded using accelerated and straight-line methods over their estimated useful lives.

     Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumption s that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.  Property and equipment

     The estimated useful lives and classification of property and equipment as of December 31, 1997, are summarized as follows:

                                      Life           In Years Cost

      Machinery and equipment        5 - 7             $136,460

      Less:accumulated depreciation                      39,620

      Net property and equipment                       $ 96,840

3.  Capital Leases

     The Company acquired equipment totaling $77,973 under two capital lease agreements. Amortization of these capital leases included in depreciation expense amounted to $2,250 for the year ended December 31, 1997. Accumulated amortization amounted to $2,250 as of December 31, 1997 and is included in accumulated depreciation.

     The future minimum lease payments under capital lease and net present value of the future minimum lease payments at December 31, 1977, are as follows:

     Total minimum lease payments                    $92,785

     Amount representing interest                    (19,009)

     Present value of net minimum lease payments     $73,776

4.  Capital Stock

     The Company is authorized to issue 10,000 shares of common stock with a par value of $1 per share. As of December 31, 1997, 10,000 shares were issued and outstanding.

5.  Income Taxes

     The Company's shareholders have elected to have income taxed under Section 1372 of the internal Revenue Code which provides that in lieu of corporation income taxes, the stockholders are taxed on their proportionate share of the Company's income. Income tax expense accounts, therefore, have not been recorded in these financial statements.

6.  Subsequent Event

     In January 1998, the Company entered into a capita lease agreement for equipment totaling $113,520. The lease calls for monthly payment s of $2,545 until April 2003. On April 29, 1998, the Company agreed to a statutory merger with Toups Technology Licensing, Inc. Shareholders of the Company will receive 50 shares of Toups Technology Licensing, Inc. for each share of Advanced Micro Welding, Inc. The merger will be accounted for using the pooling-of-interests method.


                                      (35)

                                    PART III

                           ITEM 1 - INDEX TO EXHIBITS

         #Exhibit
         --------

         EX-3.(i)      Articles of Incorporation

         EX-3.(ii)     By-laws

         EX-5.(i)      Opinion re: legality

         EX-5.(ii)     Opinion re: legality

         EX-10.(i)     BPV License Agreement (BP Valves)

         EX-10.(ii)    WAFT License Agreement (AquaFuel)

         EX-10.(iii)   BORS Lift Manufacturing License Agreement

         EX-10.(iv)    AMW Acquisition Agreement

         EX-20         AquaFuel Certification Report

         EX-23         Auditor's Consent


                                      (36)

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                        Toups Technology Licensing, Inc.
                                  (Registrant)

                          May 18, 1998



                          By Leon H. Toups, Chief Executive Officer




                                S/S LEON H. TOUPS
                              -----------------
                                  (Signature)*


                                      (37)